Exhibit 99.2

AMENDMENT TO THE POTBELLY CORPORATION 2019 LONG-TERM

INCENTIVE PLAN (AS AMENDED AND RESTATED EFFECTIVE JUNE 24, 2020)

(Adopted April 4, 2023 and ratified by Stockholders on May 18, 2023)

WHEREAS, Potbelly Corporation, a Delaware corporation (the “Company”) maintains the Potbelly Corporation 2019 Long-Term Incentive Plan (the “Plan”), which was previously approved by the Company’s Board of Directors (the “Board”) on March 26, 2019, as further amended and restated effective as of June 24, 2020 and approved by the stockholders of the Company;

WHEREAS, the Board believes that the number of shares of common stock remaining available for issuance under the Plan has become insufficient for the Company’s anticipated future needs under the Plan;

WHEREAS, the Board has determined that it is in the best interests of the Company to amend the Plan, subject to stockholder approval, to increase the aggregate number of Shares (as defined in the Plan) available for issuance under the Plan by 1,100,000 shares (the “Amendment”);

WHEREAS, Section 7 of the Plan provides that the Board may amend the Plan from time to time; and

WHEREAS, this Amendment will become effective upon approval by the Company’s stockholders at the Company’s 2023 Annual Meeting of Stockholders and if, for any reason, the Company’s stockholders fail to approve this Amendment, the existing Plan shall continue in full force and effect.

NOW, THEREFORE:

1.Section 2.1(b) of the Plan is hereby deleted in its entirety and replaced with the following:

(b)

Subject to the provisions of subsection 2.2, the number of shares of Common Stock that may be issued with respect to Awards under the Plan shall be equal to the sum of (1) 2,000,000 shares plus (2) the number of shares of Common Stock available for issuance under the Plan and the Prior Plan as of the Prior Approval Date (and immediately prior to the Prior Approval Date). Notwithstanding the foregoing:

(i)

Shares of Common Stock covered by an Award shall only be counted as used to the extent that they are actually used. A share of Common Stock issued in connection with any Award under the Plan shall reduce the total number of shares of Common Stock available for issuance under the Plan by one.

(ii)

Any shares of Common Stock (A) that are subject to Awards granted under the Plan or (B) that are subject to awards granted under the Prior Plan that are outstanding on the Approval Date (and immediately prior to approval), in any case that terminate by reason of expiration, forfeiture, cancellation, or otherwise, without the issuance of such shares, or that are settled in cash, shall thereafter again be available for issuance under the Plan (the shares described in subparagraphs (A) and (B), collectively, “Recycled Shares”). Recycled Shares shall be added back to the number of shares of Common Stock reserved for issuance under the Plan on a one for one basis; provided, however, that (A) Recycled Shares attributable to any Full Value Award granted under the Plan and (B) Recycled Shares attributable to any Full Value Awards granted under the Prior Plan, in either case, shall be added back on the same basis that such award reduced the number of total shares available under the Plan or Prior Plan, as applicable, at the time such award was granted.

2. Effective Date of the Amendment. This Amendment shall become effective upon the date that it is approved by the Company’s stockholders in accordance with applicable laws and regulations.

3. Other Provisions. Except as set forth above, all other provisions of the Plan shall remain unchanged.